Exhibit 12

Sandy Spring Bancorp, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2009	2008	2007	2006	2005
Interest expense on deposits	34,921	42,816	59,916	39,334	21,482
All other interest expense	18,475	19,534	18,128	20,867	13,860
Dividends on preferred stock	4,155	289
Total fixed charges	57,551	62,639	78,044	60,201	35,342

Income (loss) before taxes	(30,852)	19,421	45,233	45,760	45,293
Add: fixed charges	57,551	62,639	78,044	60,201	35,342

Income before taxes and fixed charges	26,699	82,060	123,277	105,961	80,635

Ratio of Earnings to Fixed
Charges:

Excluding Interest on Deposits	-0.36	1.98	3.50	3.19	4.27

Including Interest on Deposits	0.46	1.31	1.58	1.76	2.28